Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen Core Equity Alpha Fund
811-22003

An annual meeting of shareholders was held in the offices of Nuveen on May 26, 2017 for the above-referenced fund. At this meeting the shareholders were asked to vote to approve a new sub-advisory agreement and to elect Board Members.


The results of the shareholder votes are as follows:

<c> Common shares



To approve a new sub-advisory
agreement between Nuveen Fund
Advisors and INTECH Investment
Management LLC.:


   For
     7,545,340
   Against
       223,744
   Abstain
       146,238
   Broker Non-Votes
     2,454,578
      Total
   10,369,900



Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type DEF 14A, accession number 0001193125-17-117953, on April 10, 2017.